UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

LINCOLN ELECTRIC HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Ohio	0-1402	34-1860551
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

22801 St. Clair Avenue, Cleveland, Ohio	44117
(Address of principal executive offices)	(Zip Code)

Jennifer I. Ansberry, (216) 383-2061
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

⌧ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

◻ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________.

INTRODUCTION

As used in this report, the term "Company," except as otherwise indicated by the context, means Lincoln Electric Holdings, Inc. and its wholly owned subsidiaries. The Company’s products include arc welding equipment, filler metals (welding, brazing and soldering consumables), cutting systems (laser, plasma and oxyfuel), wire feeding systems, fume control equipment, welding accessories, specialty gas regulators, mobile power equipment, wear solutions, software, and education solutions; as well as a comprehensive portfolio of automated solutions and system integration services for joining, cutting, material handling, module assembly, and end of line testing. Services include additive manufacturing, precision fabrication, wear services, upfitting, and training.

The Company has, through wholly owned subsidiaries, manufacturing and automation facilities located in the United States, Australia, Austria, Brazil, Canada, China, Colombia, Denmark, France, Germany, India, Italy, Mexico, Poland, Portugal, Romania, South Korea, Spain, Turkey and the United Kingdom. The principal raw materials essential to the Company's business are steel, electronic components, engines, brass, copper, silver, aluminum alloys, robotic components and various chemicals, all of which are normally available for purchase in the open market.

The Company's Conflict Minerals Policy can be viewed on its website at www.lincolnelectric.com.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

The Company has conducted a good faith investigation in connection with the products it manufactured or contracted to be manufactured in the period from January 1 to December 31, 2025, to determine whether its products contain certain conflict minerals and their derivatives, including tin, tantalum, tungsten and gold which are commonly termed “3TG” (here forward “Conflict Minerals”) and whether the Conflict Minerals are necessary to the functionality or production of any of these products. As part of this investigation, the Company has conducted a good faith inquiry of its suppliers to determine whether any Conflict Minerals contained within its products originated in the Democratic Republic of the Congo or its surrounding areas (the “Covered Countries”) or were from recycled or scrapped sources.

For the Company's product groups defined above, corporate supply chain management and research and development in conjunction with local management reviewed the Company’s purchased raw materials and components. The purchased raw materials and components determined to contain Conflict Minerals were reviewed to determine the supplier(s) of the purchased item. Local management engaged identified suppliers, inquiring as to the purchased item’s country of origin, including whether any of their downstream suppliers are obtaining materials from the Covered Countries.

Refer to Exhibit 1.01 - Conflict Minerals Report incorporated herein for further detail on the Company's designed due diligence procedures and efforts in determining the origin of its products. This Form SD, including incorporated exhibits, can be obtained from the Company's website at www.lincolnelectric.com.

Item 1.02 Exhibit

The Company has included its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

SECTION 3 - EXHIBITS

Item 3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LINCOLN ELECTRIC HOLDINGS, INC.

/s/ Jennifer I. Ansberry
Jennifer I. Ansberry
Executive Vice President, General Counsel & Secretary
May 21, 2026